Exhibit 10.12
SUMMARY OF COMPENSATION FOR
THE BOARD OF DIRECTORS OF TAUBMAN CENTERS, INC
Non-employee directors receive the following compensation:

Annual cash retainer:
Board	$70,000
Lead Director annual cash retainer:	25,000
Committee member (non-chair) annual cash retainer:
Audit Committee member	18,000
Compensation Committee member	10,000
Nominating and Corporate Governance member	10,000
Committee chair annual cash retainer:
Audit Committee chair	30,000
Compensation Committee chair	25,000
Nominating and Corporate Governance chair	20,000
Annual equity retainer (fair market value)	140,000

Transition Timing of Payments in 2020. Prior to the 2020 Annual Meeting of Shareholders (2020 Annual Meeting), cash and equity retainer payments will continue to be paid on the first day of January and April (prorated through the 2020 Annual Meeting). As of and subsequent to the 2020 Annual Meeting, the payment timing set forth below will be effective.
Annual Cash Retainers. The annual cash retainers are paid each quarter (in advance) on the first day of June, September, December, and March.
Annual Equity Retainer. Non-employee directors receive shares of common stock having a fair market value of $140,000 annually, as of the annual meeting of shareholders. The fair market value is based on the average closing price during the month preceding the grant date. The awards are made pursuant to The Taubman Company LLC 2018 Omnibus Long-Term Incentive Plan.
If a non-employee director’s service terminates for any reason, other than death or disability or a termination within three months of a change in control of the Company, such director will forfeit a pro rata portion (based on the number of months served) of the most recent annual equity retainer, including any equity grant that has been deferred in accordance with the Non-Employee Directors' Deferred Compensation Plan. If a director’s service terminates due to death, disability or within three months of a change in control of the Company, none of the most recent annual equity retainer will be forfeited.
Non-Employee Directors' Deferred Compensation Plan. Non-employee directors may defer the receipt of all or a portion of the annual cash retainers and the equity retainer until the earlier of the termination of Board service or upon a change of control. The deferred compensation is denominated in restricted share units, and the number of restricted share units received equals the deferred retainer fee divided by the fair market value of the Company's common stock on the business day immediately before the date the director would have been otherwise entitled to receive the retainer fee. During the deferral period, the non-employee directors' deferral accounts are credited with dividend equivalents on their deferred restricted share units (corresponding to cash dividends paid on the Company's common stock), payable in additional restricted share units based on the fair market value of the Company's common stock on the business day immediately before the record date of the applicable dividend payment. Each non-employee director's deferral account is 100% vested. The restricted share units are converted into the Company's common stock at the end of the deferral period for distribution.
Other. The Company also reimburses members of the Board of Directors for all expenses incurred in attending meetings or performing their duties as directors.
Members of the Board of Directors who are employees or officers of the Company or any of its subsidiaries do not receive any compensation for serving on the Board of Directors or any committees thereof.
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Effective January 1, 2020